Exhibit 99.3

PolyPid Announces Closing of Underwritten Public Offering, Including Full Exercise of Overallotment Option, and Concurrent Private Placement with $11.4 Million in Aggregate Gross Proceeds

●	Company Also Restructures Existing Kreos Loan, Deferring Over $3 Million of Repayment

PETACH TIKVA, Israel, March 31, 2023 (GLOBE NEWSWIRE) -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, announced today the closing of an underwritten public offering (the “Public Offering”) of ordinary shares, no par value, (“Ordinary Shares”) with gross proceeds of approximately $7.1 million, which includes the full exercise of the underwriter’s option to purchase additional Ordinary Shares. The Company also announced the closing of a concurrent private placement of pre-funded warrants with certain of its existing shareholders with gross proceeds of $4.35 million.

In addition, PolyPid announced that it has restructured its existing secured loan agreement with Kreos Capital VI (Expert Fund) LP with over $3 million of deferred repayments which will be paid from August 2024 onwards, in line with the expected timing for the top-line results from the Company’s ongoing SHIELD II Phase 3 trial evaluating D-PLEX100 for the prevention of abdominal colorectal surgical site infections.

PolyPid intends to use the net proceeds from the Public Offering and the private placement to fund ongoing clinical activities and development of D-PLEX100, working capital and other general corporate purposes.

Newbridge Securities Corporation is acting as the sole book-running manager of the Public Offering and as agent of the private placement.

The Public Offering was comprised of 14,660,000 Ordinary Shares, at a public offering price of $0.42 per share. In addition, the underwriter purchased an additional 2,199,000 Ordinary Shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments in connection with the Public Offering.

The Company also entered into a concurrent private placement of unregistered pre-funded warrants to purchase up to 10,357,139 Ordinary Shares (the “Private Warrants”) at a price of $0.4199 per Private Warrant with certain of the Company’s existing shareholders. The Private Warrants have an exercise price of $0.0001 per Ordinary Share.

The Ordinary Shares issued in the Public Offering described above were offered by PolyPid pursuant to a “shelf” registration statement on Form F-3 (File No. 333-257651) declared effective by the Securities and Exchange Commission (the “SEC”) on July 9, 2021. The Public Offering was made by means of a prospectus supplement and an accompanying base prospectus. A prospectus supplement and an accompanying base prospectus describing the terms of the proposed Public Offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. Copies of the prospectus supplement and the accompanying base prospectus relating to the Public Offering can also be obtained from Newbridge Securities Corporation, Attn: Equity Syndicate Department, 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432, by email at syndicate@newbridgesecurities.com, or by telephone at (877) 447-9625.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities described above, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of abdominal colorectal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company uses forward-looking statements when it discusses use of proceeds from the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 28, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.
Ori Warshavsky
COO – US
908-858-5995
IR@Polypid.com

Investors:

Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com